Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: June 24, 2015

GIANT

Ahold DELHAIZE GROUP

Peapod
hannaford
to go

Brussels, June 24, 2015

Cautionary notices
NO OFFER OR SOLICITATION
This communication is being made in connection with the proposed business combination transaction between Koninklijke
Ahold
N.V.
also
known
as
Royal
Ahold
(“Ahold”)
and
Delhaize
Group
(“Delhaize”).
This
communication
is
not
intended
to
and
does
not
constitute
an
offer
to
sell
or
the
solicitation
of
an
offer
to
subscribe
for
or
buy
or
an
invitation
to
purchase
or
subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section
10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations.  This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.
IMPORTANT
ADDITIONAL
INFORMATION
WILL
BE
FILED
WITH
THE
SEC
In
connection
with
the
proposed
transaction,
Ahold
will
file
with
the
U.S.
Securities
and
Exchange
Commission
(the
“SEC”)
a
registration statement on Form F-4 that will include a prospectus.  The prospectus will be mailed to the holders of American
Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)).  INVESTORS AND SECURITY HOLDERS ARE
URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE
SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
ABOUT
AHOLD,
DELHAIZE,
THE
TRANSACTION
AND
RELATED
MATTERS.
Investors
and
security
holders
will
be
able
to
obtain
free
copies
of
the
prospectus
and
other
documents
filed
with
the
SEC
by
Ahold
and
Delhaize
through
the
website
maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the prospectus
and
other
documents
filed
by
Ahold
with
the
SEC
by
contacting
Ahold
Investor
Relations
at
investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Cautionary notices continued
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results,
performance,
or
events
to
differ
materially
from
those
included
in
such
statements.
These
statements
or
disclosures
may
discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold
or Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management.  Forward-looking statements generally will be accompanied by words such as
“anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,”
“project” or other similar words, phrases or expressions.  Many of these risks and uncertainties relate to factors that are beyond
Ahold’ s or Delhaize’s control.  Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:  the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain
the
approval
of
the
transaction
by
Ahold’s
and
Delhaize’s
shareholders;
the
risk
that
the
necessary
regulatory
approvals
may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with
respect
to
the
transaction
on
the
proposed
terms
and
timeframe;
the
possibility
that
the
transaction
does
not
close
when
expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will
not
realize
the
expected
benefits
from
the
transaction;
Ahold’s
or
Delhaize’s
ability
to
successfully
implement
and
complete
its
plans
and
strategies
and
to
meet
its
targets;
risks
related
to
disruption
of
management
time
from
ongoing
business
operations
due
to
the
proposed
transaction;
the
benefits
from
Ahold’s
or
Delhaize’s
plans
and
strategies
being
less
than
anticipated;
the
effect
of
the
announcement
or
completion
of
the
proposed
transaction
on
the
ability
of
Ahold
to
retain
customers
and
retain
and
hire
key
personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction;
the
effect
of
general
economic
or
political
conditions;
Ahold’s
ability
to
retain
and
attract
employees
who
are
integral
to
the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities.  The foregoing list of factors is not exhaustive.
Forward-looking
statements
speak
only
as
of
the
date
they
are
made.
Ahold
does
not
assume
any
obligation
to
update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

Agenda
»
Introducing Ahold Delhaize
Mats Jansson and Jan Hommen
»
Terms of the transaction
Dick Boer
»
Strategic rationale
Dick Boer
»
Delivering value for all stakeholders
Frans Muller
»
Closing remarks
Frans Muller
»
Q&A

5 Introduction

Governance Structure
(1) Including Indonesia.
Supervisory
Board
Management
Board
Key Positions
Composition
Jacques de Vaucleroy
Vice
Chairman
Jan Hommen
Vice
Chairman
Remuneration
Committee Chair
Delhaize
Ahold
Audit/Finance
Committee Chair
Governance/Nomination
Committee Chair
Sustainability/Innovation
Committee Chair
7 Members
7 Members
Frans Muller
Deputy CEO and Chief
Integration Officer
Dick Boer
Group CEO
Pierre Bouchut
COO Europe
(1)
Jeff Carr
Group CFO
3 Members
3 Members
James McCann
COO Ahold USA
Kevin Holt
COO Delhaize America
Mats Jansson
Chairman

Introducing Ahold Delhaize
»
Merger of equals which forms a complementary base of more than 6,500 stores, with enhanced scale
across regions, characterized by trusted brands with strong local identities
»
Serving
over
50
million
customers
in
the
United
States
and
Europe
per
week*
»
Enables accelerated innovation and an ability to leverage own brands and expertise to bring better value and choice, delivering a better shopping experience for customers
»
Creates
significant
value
with
anticipated
run-rate
synergies
of
€500
million
per
year,
to
be
fully
realized in the third year after completion
»
Highly
cash
generative
businesses
will
allow
Ahold
Delhaize
to
continue
to
invest
in
future
growth and deliver attractive returns to shareholders
»
Balanced governance structure
* Excluding joint ventures

Key terms of the transaction
Financial Terms
»
4.75 Ahold
share for each Delhaize share
»
Ahold
to terminate ongoing share buyback programme; €1 billion to be returned
to
Ahold
shareholders
via
a
capital
return
and
a
reverse
stock
split
prior to completion of the transaction
»
Pro-forma
ownership
after
completion
circa:
Delhaize
39%
/
Ahold
61%
Transaction
Structure
»
Cross-border merger of Ahold and Delhaize; Ahold to be ongoing listed entity
»
Listing on Euronext Amsterdam and Euronext Brussels post completion of the merger
Timetable
»
Ahold and Delhaize Extraordinary Shareholder Meetings
H1
2016
»
Completion                                                                             mid 2016

Compelling strategic rationale
Driving increased customer relevance, innovation and sustainable growth
»
Merger
to
form
a
stronger,
bigger,
more
innovative
company
with
market-leading
retail
offerings and strong, trusted local brands
»
Combination
of
two
companies
with
complementary
cultures,
similar
values
and
neighboring
geographies,
as
well
as
a
shared
focus
on
the
customer
»
Will create a superior customer offering with enhanced choices in products, services and shopping anytime, anywhere
»
The combined business will offer an even better place to work for associates as well as a continued commitment to the local communities it serves
»
A strong
financial
profile
will
enable
Ahold
Delhaize
to
fund
continued
innovation
and
investment in future growth to deliver attractive returns to shareholders

Combining strong heritage, similar values and a
shared focus on the customer
»
Full commitment to social
agreements and plans
»
Significant opportunities to build
long-term successful careers
»
Ahold
and Delhaize have a long track record of mutually beneficial relationships with suppliers
»
Committed to engaging with suppliers and ensuring seamless transition
»
Shared heritage and common values
»
Combined scale, skills and experience
»
Increased impact by combining CSR programmes
»
Significant value creation
via synergies
»
Strong cash flow
»
Expected dividend policy:
40-50% pay-out ratio
Suppliers
Communities
Associates
Share-
holders
Customers:
Enhanced
Customer
Proposition

Ahold

DELHAIZE GROUP

Albert Heijn
etos
bol.com
Gall & Gall
pingo doce
albert
Stop&Shop
Giant
MARTIN'S
GIANT
Peapod

FOOD LION
Hannaford
DELHAIZE
red market
ΑΒ Βασιλόπουλος
...και του πουλιού το γάλα!
Tempo
Tom & Co
MEGA IMAGE
MAXI
SUPER INDO

Comparable business profiles with strong, trusted local brands
Bringing together two complementary businesses
Note: Sales, Underlying Operating  Income, Stores and Employees 2014 excludes JVs i.e. JMR for Ahold  in Portugal and Super Indo for Delhaize in Indonesia
Net Sales
€32.8bn
Underlying Operating Income
€1.3bn
with underlying margin of 3.9%
Free cash flow
€1.1bn
Market cap
€15.8bn
Stores worldwide
3,206
Employees worldwide
227,000
Net Sales
€21.4bn
Underlying Operating Income
€0.8bn
with underlying margin of 3.6%
Free cash flow
€0.8bn
Market cap
€9.1bn
Stores worldwide
3,280
Employees worldwide
143,000

Enhanced scale to meet evolving customers’ needs
Source: Ahold and Delhaize 2014 annual reports, company websites
1
Excludes JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia
Serving over 50 million customers weekly across expanded geographic reach
Over 6,500 multi-
format stores
Leading positions in
key regions
Over 50 million
customers in U.S. and
Europe per week
€54.1bn
Aggregated
sales 2014
CT
GA
KY
MA
ME
NC
NH
NY
SC
TN
VA
VT
WV
DE
MD
RI
NJ
PA
DC
Ahold
Presence
1
Delhaize Presence
1
Ahold + Delhaize Presence
Netherlands
Belgium
Czech Republic
Luxembourg
Greece
Serbia
Romania

Channels

shop'n go

etos

albert
Tempo

hannaford
to go

Hannaford
Giant
GIANT
FOOD LION

Delivering a superior customer offering
»
Expanding and innovating the range of high-quality goods and services at competitive prices
»
Providing a broader selection in own brand products and wider range of store formats
»
Offering more and easier ways to shop in stores and online, with pick-up points and home delivery, both in food and non food
»
Great locations and real estate across the combined network
»
Longstanding
relationships
with
affiliates/franchisees
in
both
Belgium
and
the
Netherlands
Enhanced choices in products, services and shopping anytime, anywhere
Compact Hypers
Specialty Stores
Supermarkets
Convenience stores
Gasoline
Stations
Pick-up
Points
Home
Delivery

Creating an even better place to work for associates
Best of both
»
Bringing
together
the
best
of
both
cultures,
management
practices
and
business
processes,
making
Ahold
Delhaize
a
better,
more
attractive place to work
Great Talent
»
Combining talented and
committed associates from both
organizations to create a dynamic, engaged and high performing work force
Compelling
Opportunities
»
Larger, more diverse company will offer compelling career
development opportunities
Building on similar values and heritage of family entrepreneurship

HEALTHY LIVING
COMMUNITY WELL-BEING
OUR PEOPLE
RESPONSIBLE PRODUCTS
CARE FOR THE ENVIRONMENT

On our way to SUPERGOOD

FOCUS AREAS

SUSTAINABLE PRIVATE BRANDS
Our private brands make delicious, sustainable food affordable.

ASSOCIATE DIVERSITY & DEVELOPMENT
Our stores welcome diverse associates and customers.

HEALTHY LIFESTYLES
Our customers and associates lead healthier, more sustainable lives.

ZERO WASTE
Our waste-free operations support clean, thriving local communities.

Increasing the impact of our CSR and sustainability programs
Better serving our communities
Ahold  Vision
Delhaize Vision
»
Leveraging our combined scale, skills
and values
»
Driving actions, innovation
and impact
»
Creating further commercial benefit from the combined efforts
»
Being responsible
is integral
to our business
»
Together we can make a
bigger
impact
on our
communities
»
We have defined five priority
areas
for our stakeholders

Realizing significant synergies and investing in long term growth
Delivering long term value for shareholders
»
Highly cash generative businesses, enabling Ahold Delhaize to invest in future growth and deliver attractive returns to shareholders
»
Anticipated run-rate synergies of €500 million per annum, to be fully realized in the third year after completion
»
One-off costs of €350 million required to achieve synergies
»
Expected to be earnings accretive in first year after completion
»
Ahold Delhaize is currently expected to adopt a dividend policy of a payout of 40-50% of adjusted net income

Ahold Delhaize: an exciting future together
»
Focused management team to achieve synergies
»
Creating a stronger, international food retailer and delivering value for all stakeholders
–
A superior customer offering
–
Attractive opportunities for our associates
–
Better serving our communities
–
A compelling value proposition for shareholders